

May 18, 2023

Christopher Noyes
Chief Financial Officer
Liberty Latin America Ltd.
2 Church Street
Hamilton, Bermuda HM 11

      Re: Liberty Latin America Ltd.
          Form 10-K for the Year Ended December 31, 2022
          Filed February 22, 2023
          Form 8-K filed May 8. 2023
          File No. 001-38335

Dear Christopher Noyes:

We have reviewed your April 20, 2023 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed May 8, 2023

Non-GAAP Reconciliations for Consolidated Leverage Ratios, page 29

1.   Your response to prior comment 3 states that your Consolidated Leverage Ratios are calculated to maintain consistency with the calculations set forth in the debt covenants included in the credit facility and/or bond agreements of each of your borrowing groups. Explain to us whether your presentation of leverage ratios is consistent with the material covenants of these credit agreements (including the Company's stand-alone credit agreements, if any).

      You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Technology

cc: Brian Zook